Filed by Chemical Financial Corporation
Commission File Number: 000-08185
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Lake Michigan Financial Corporation

Dear Shareholders,

The first quarter of 2015 is in the books. Time is flying by as we move closer to completing the merger between Lake Michigan Financial Corporation and Chemical Financial Corporation. We have recently sent the proxy statements requesting shareholder approval of the merger and announcing a May 4th date for our shareholders meeting. If you have not completed your proxy, please do so prior to that meeting. While the final merger date has not been established, the process is well underway. The final merger date will be set after satisfying customary closing conditions including receiving regulatory approval.

Net income for the first quarter of 2015 was $2.82 million compared to $1.94 million in the first quarter of 2014. A couple of unusual items impacted first quarter results. We recognized a gain of $425,000 in January on the redemption of an investment we held in trust preferred securities of another financial institution. Our operating expenses included approximately $875,000 of merger related costs that do not reflect ongoing cost of operations. We are pleased that first quarter earnings were so strong even after the merger related expenses.

The growth in our balance sheet continued through the first quarter of 2015. Total loan balances grew to $985 million at March 31, 2015 from $959 million at December 31, 2014. This represents an annualized growth rate of 10%. Local deposits also grew in the first quarter to $720 million at March 31, 2015 from $693 million at December 31. The first quarter continued the momentum from 2014 and we outperformed our financial plan for both earnings and balance sheet growth.

The detail of the first quarter financial results is included in the attached summary. We are pleased with the progress so far and will work hard to keep the momentum going.

Also included in this mailing is a copy of the 2014 annual report. Given the pending merger, we did not feel it was necessary to hold a formal shareholders meeting to review last year’s performance. We certainly are proud of the posted results for 2014 and include the highlights of last year in this 2014 annual report.

We are also pleased to announce another quarterly dividend of $.20 per share. If your shares are held in a brokerage account, this dividend will be forwarded to that account. The dividend will be paid on April 23, 2015.

Thank you for your kind comments and encouragement in this very busy transition period. We appreciate your support. If you have any questions about information included in this letter or any other matters, please feel free to contact us.

Richard M. Lievense Chairman	Garth D. Deur President & CEO

April 22, 2015

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the merger agreement or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION

Chemical Financial Corporation has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) to register the securities that the Lake Michigan Financial shareholders will receive if the transaction is consummated. The registration statement contains a prospectus and a proxy statement for the meeting at which the Lake Michigan Financial shareholders will consider approval of the merger agreement. Investors are urged to read the registration statement, the prospectus and proxy statement, and any other relevant documents because they will contain important information about Chemical, Lake Michigan Financial, and the transaction. Investors may obtain the documents free of charge at the SEC’s website, www.sec.gov, by contacting Chemical Financial Corporation, 235 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757 or by contacting Lake Michigan Financial Corporation, 150 Central Avenue, Holland, Michigan 49423, Attention: Mr. James Luyk, Investor Relations, telephone 616-546-4078. INVESTORS SHOULD READ THE PROSPECTUS AND PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

Lake Michigan Financial and its directors, executive officers, and certain other members of management and employees may be soliciting proxies from Lake Michigan Financial shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Lake Michigan Financial shareholders in connection with the proposed transaction is set forth in the prospectus and proxy statement that has been filed with the SEC. Free copies of this document may be obtained as described above.

First Quarter 2015
		Three Months Ended		Twelve Months Ended
Consolidated Statement of Income		March 31,		December 31,
(unaudited) Dollars in thousands:		2015	2014	2014	2013

Interest income		$ 11,699	$ 10,942	$ 46,431	$ 42,728

Interest expense		2,312	2,333	9,605	9,317

Net interest income		9,387	8,609	36,826	33,411

Provision for loan losses		-	250	750	2,050

Net interest income after		9,387	8,359	36,076	31,361
provision for loan losses

Net investment security gains		736	-	-	359

Other non-interest income		1,110	655	3,737	6,813

Operating expenses		7,439	6,289	29,835	26,184

Income before taxes		3,794	2,725	9,978	12,349

Federal income taxes		974	790	(427)	3,294

Net income		$ 2,820	$ 1,935	$ 10,405	$ 9,055

Selected Balance Sheet Items		March 31,	March 31,	December 31,	December 31,
(unaudited) Dollars in millions:		2015	2014	2014	2013

Total Assets:	Lake Michigan Financial Corp.	$ 1,243	$ 1,126	$ 1,184	$ 1,094

Total Loans:	The Bank of Holland	692	608	667	595
	The Bank of Northern Michigan	293	267	293	263
	Total	985	875	960	858

Local Deposits:	The Bank of Holland	458	397	456	368
	The Bank of Northern Michigan	262	231	237	229
	Total	720	628	693	597

Selected Financial Items

(unaudited) Dollars in thousands, except per share data:

						Twelve Months Ended
	Three Months Ended					December 31,
Financial Condition	3/31/15	12/31/14	9/30/14	6/30/14	3/31/14	2014	2013
Assets	$ 1,242,749	$ 1,184,002	$ 1,222,313	$ 1,148,062	$ 1,125,978	$1,184,002	$1,093,580
Total Loans	$ 984,503	$ 959,478	$ 923,467	$ 908,820	$ 874,588	$ 959,478	$ 858,071
Deposits	$ 999,728	$ 955,601	$ 998,473	$ 928,038	$ 908,352	$ 955,601	$ 876,543
Shareholders' equity	$ 92,438	$ 89,577	$ 85,220	$ 82,873	$ 81,148	$ 89,577	$ 78,488

Operating Results
Net Interest Income	$ 9,387	$ 10,540	$ 8,897	$ 8,780	$ 8,609	$ 36,826	$ 33,411
Provision For Loan Losses	$ -	$ -	$ 250	$ 250	$ 250	$ 750	$ 2,050
Non-Interest Income (incl. net sec. gains)	$ 1,846	$ 1,107	$ 926	$ 1,049	$ 655	$ 3,737	$ 7,172
Non-Interest Expense	$ 7,439	$ 6,905	$ 6,575	$ 6,526	$ 6,289	$ 29,835	$ 26,184
Net Income	$ 2,820	$ 3,456	$ 2,661	$ 2,353	$ 1,935	$ 10,405	$ 9,055

Per Share Data
Earnings per share - basic	$ 0.86	$ 1.07	$ 0.82	$ 0.73	$ 0.60	$ 3.22	$ 2.83
Earnings per share - diluted	$ 0.86	$ 1.07	$ 0.81	$ 0.72	$ 0.60	$ 3.20	$ 2.81
Cash dividends paid	$ 0.20	$ 0.18	$ 0.18	$ 0.18	$ 0.18	$ 0.72	$ 0.96
Outstanding shares (in thousands)	3,264	3,261	3,230	3,233	3,246	3,261	3,210
Book Value per share	$ 28.32	$ 27.47	$ 26.38	$ 25.63	$ 25.00	$ 27.47	$ 24.45

Key Ratios
Return on average assets	0.97%	1.15%	0.90%	0.85%	0.71%	0.91%	0.87%
Return on average equity	12.60%	15.61%	12.54%	11.52%	9.60%	12.43%	11.52%
Net interest margin (including loan fees)	3.44%	3.78%	3.26%	3.36%	3.34%	3.45%	3.30%
Efficiency ratio	66.04%	59.13%	66.73%	66.18%	67.63%	64.62%	63.20%
Net loan charge-offs	$ 7	$ (49)	$ (268)	$ (31)	$ 163	$ (185)	$ 1,345
Net charge-offs to average loans	0.00%	0.00%	-0.03%	-0.01%	0.02%	-0.02%	0.17%
Allowance for loan losses to loans	1.61%	1.65%	1.71%	1.68%	1.72%	1.65%	1.74%
Non-performing assets to total assets	0.15%	0.15%	0.32%	0.59%	0.78%	0.15%	0.57%
OREO to total assets	0.01%	0.02%	0.03%	0.03%	0.03%	0.02%	0.02%
Equity to assets	7.44%	7.57%	6.97%	7.22%	7.21%	7.57%	7.18%